Exhibit 99.3

       CRH Medical Announces Fourth Quarter and Year-end 2015 Results

VANCOUVER, B.C. – February 25, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, today announced its audited financial results for the fourth quarter and full fiscal year ended December 31, 2015.  All financial results are expressed in U.S. dollars.
Q4 and 2015 Financial Highlights
(All amounts in US$)
	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2015	2014	Change	2015	2014	Change
Anesthesia services	11,329,699	3,386,073	235%	36,496,035	3,386,073	978%
Product sales	2,607,832	2,360,315	10%	9,552,445	8,598,097	11%
Total Revenue	13,937,531	5,746,388	143%	46,048,480	11,984,170	284%
Operating expenses – adjusted[1]
Anesthesia services	5,061,037	1,255,193	303%	15,528,409	1,255,193	1137%
Product sales	949,743	977,787	-3%	3,723,633	3,868,830	-4%
Corporate	663,544	843,460	-21%	2,764,803	2,164,053	28%
Total operating expenses – adjusted[1]	6,674,324	3,076,440	117%	22,016,845	7,288,076	202%
Total operating EBITDA[1]	7,263,207	2,669,948	172%	24,031,635	4,696,094	412%
Attributable to:
Shareholders of the Company	6,797,393	2,669,948	155%	23,424,346	4,696,094	399%
Non-controlling interest[2]	465,814	-	NA	607,289	-	NA

[1]	Non-IFRS Measure. Refer to page 6 of this document for reconciliation of reported results to non-IFRS measures.
[2]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Edward Wright, Chief Executive Officer of CRH, commented, "2015 was an excellent year with respect to our business performance, with December marking the first year of our entrance into the anesthesia space. We were able to further enhance our anesthesia services business with 4 additional accretive transactions over the course of the year, and we believe that momentum will carry through into 2016. The CRH O'Regan System continues to perform extremely well in terms of revenue growth, EBITDA and the number of physicians trained. In addition, it is our belief that the relationships we have fostered with this growing group of trained gastroenterologists will continue to be a source of growth for our anesthesia business. CRH is proud to be a trusted partner of the GI community, delivering value-added services to both physicians and their patients."

Q1 2016 Financial Results

The Company estimates that financial results from the first quarter of 2016 will be released the week of April 25th, 2016. In conjunction with the release of Q1 2016 financial results, the Company will hold a conference call.

Q4 2015 Financial Results

Revenues for the quarter ended December 31, 2015 were $13,937,531 compared to $5,746,388 for the three months ended December 31, 2014. The increase in revenues is mainly attributable to the Company's anesthesia service acquisitions completed throughout 2015 and in the fourth quarter of 2014, with total incremental revenue contributions from these acquisitions of $7,943,626 in the quarter.  This increase is in addition to the increase in product sales of $247,517 during the fourth quarter of 2015.
Revenues from anesthesia services for the quarter ended December 31, 2015 were $11,329,699.  The Company's first anesthesia acquisition was in December 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, the fourth quarter of 2015 is not comparable to the fourth quarter of 2014.  During the quarter, the anesthesia services segment serviced 24,924 patient cases.
Revenues from product sales for the quarter ended December 31, 2015 were $2,607,832 compared to $2,360,315 for the quarter ended December 31, 2014. The 10% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience and seasonality.

For the quarter ended December 31, 2015, total adjusted operating expenses were $6,674,324 compared to $3,076,440 for the fourth quarter of 2014.  The $3,597,884 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year's fourth quarter only contains one month of anesthesia activity for the GAA acquisition acquired in December 2014.
Anesthesia services adjusted operating expenses for the quarter ended December 31, 2015 were $5,061,037. Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists, the medical director, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in December 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, 2015 is not comparable to 2014.
Product sales adjusted operating expenses for the quarter ended December 31, 2015 were $949,743 compared to $977,787 for 2014.  The slight decrease in expenses compared to 2014 is a reflection of cost savings associated with reduced professional fees and the impact of exchange rates on costs incurred in Canadian dollars.

Corporate adjusted operating expenses for the quarter ended December 31, 2015 were $663,544 compared to $843,460 for 2014.  This decrease in expenses is reflective of a decrease in employee related costs and professional fees when compared to the fourth quarter of 2014.
Operating EBITDA attributable to shareholders of the Company for the quarter ended December 31, 2015 was $6,797,393, an increase of $4,127,445 from 2014.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers and decreases product and corporate operating expenses in the quarter.
Operating EBITDA attributable to non-controlling interest was $465,814 for the quarter ended December 31, 2015.  This comprises the non-controlling interests' share of revenues of $899,162 and adjusted operating expenses of $433,348.  Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Total operating EBITDA was $7,263,207 for the quarter ended December 31, 2015, an increase of $4,593,259 from the fourth quarter of 2014.
Full Year 2015 Financial Results
Revenues for the year ended December 31, 2015 were $46,048,480 compared to $11,984,170 for the year ended December 31, 2014. The increase in revenues is mainly attributable to the Company's anesthesia service acquisitions completed throughout 2015 and in the fourth quarter of 2014, with incremental revenue contributions from these acquisitions of $33,109,962 during the year ended December 31, 2015.  This increase is in addition to the increase in product sales of $954,348 during the year ended December 31, 2015.
Revenues from anesthesia services for the year ended December 31, 2015 were $36,496,035.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, fiscal 2015 is not comparable to fiscal 2014.  The new transactions in the first, third and fourth quarters of 2015 contributed revenue of $4,678,558.  During the year, the anesthesia services segment serviced 71,447 patient cases.
Revenues from product sales for the year ended December 31, 2015 were $9,552,445 compared to $8,598,097 for the year ended December 31, 2014. The 11% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.  As of December 31, 2015 the Company has trained 2,175 physicians to use the O'Regan System, representing 811 clinical practices. This compares to 1,916 physicians trained, representing 701 clinical practices, as of December 31, 2015.
For the year ended December 31, 2015, total adjusted operating expenses were $22,016,845 compared to $7,288,076 for 2014.  The $14,728,769 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year only contains one month of anesthesia activity for the GAA acquisition acquired in December 2014.

Anesthesia services adjusted operating expenses for the year ended December 31, 2015 were $15,528,409.  Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists, the medical director, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, 2015 is not comparable to 2014.
Product sales adjusted operating expenses for the year ended December 31, 2015 were $3,723,633 compared to $3,868,830 for 2014.  The slight decrease in expenses compared to 2014 is a reflection of cost savings associated with reduced professional fees and lowered employee related expenses as a result of the decline in the Canadian dollar, offset by the additional product cost and support associated with a 10% increase in product sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance.
Corporate adjusted operating expenses for the year ended December 31, 2015 were $2,764,803 compared to $2,164,053 for 2014.  This reflects a growth in expenses in 2015 of $600,750.  The growth in corporate expenses is primarily the result of an increase in professional fees, travel and entertainment costs, and insurance and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering and investor base.  Contributing to the increase in professional fees are additional professional fees incurred in relation to the Company's listing on the NYSE of $244,138 during the year.
Operating EBITDA attributable to shareholders of the Company for the year ended December 31, 2015 was $23,424,346, an increase of $18,728,251 from 2014.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers offset by a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $607,289 for the year ended December 31, 2015.  This comprises the non-controlling interests' share of revenues of $1,118,103 and adjusted operating expenses of $510,814.  Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Total operating EBITDA was $24,031,635 for the year ended December 31, 2015, an increase of $19,335,541 from the prior year.
The Company's December 31, 2015 financial report and corresponding MD&A are available on www.sedar.com and the Company's website at www.crhmedcorp.com.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with further acquisitions of anesthesia providers completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.  When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure.  These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective.  Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS.  Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures.  Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA

For the three months ended	2015				2014				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2015	2014	2013
Operating EBITDA attributable to:
Shareholders of the Company	6,797	5,758	5,775	5,093	2,670	721	614	691	23,425	4,696	2,117
Non-controlling interest	465	142	-	-	-	-	-	-	607	-	-
Total Operating EBITDA	7,263	5,900	5,775	5,093	2,670	721	614	691	24,032	4,696	2,117
Amortization expense	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-	-	-	(6,795)	(458)	-
Depreciation and related expense	(18)	(17)	(17)	(12)	(13)	(10)	(12)	(18)	(64)	(53)	(83)
Stock based compensation	(261)	(1,001)	(1,145)	(343)	(69)	(82)	(101)	(110)	(2,749)	(362)	(235)
Acquisition expenses	(123)	(221)	-	(16)	(845)	-	-	-	(361)	(845)	-
Impairment of inventory	-	(241)	-	-	-	-	-	-	(241)	-	-
Impairment of intangible assets	-	(390)	-	-	-	-	-	-	(390)	-	-
Operating income	4,673	2,285	3,154	3,320	1,285	629	501	563	13,431	2,978	1,799

Operating expenses - adjusted

For the three months ended	2015				2014				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2015	2014	2013

Anesthesia services operating expense – adjusted	5,061	4,023	3,460	2,984	1,255	-	-	-	15,528	1,255	-
Amortization expense	2,188	1,745	1,459	1,403	458	-	-	-	6,795	458	-
Depreciation and related expense	4	3	2	-	-	-	-	-	8	-	-
Stock based compensation	12	13	10	2	-	-	-	-	37	-	-
Acquisition expenses	123	221	-	-	-	-	-	-	345	-	-
Impairment of intangible assets	-	390	-	-	-	-	-	-	390	-	-
Anesthesia services expense	7,388	6,395	4,931	4,389	1,713	-	-	-	23,103	1,713	-

Product sales operating expense – adjusted	950	888	981	904	978	1,034	990	867	3,724	3,869	4,012
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	1	1	1	1	1	-	1	7	3	9	26
Stock based compensation	81	106	80	136	22	19	21	31	402	93	128
Impairment of inventory	-	241	-	-	-	-	-	-	241	-	-
Product sales expense	1,031	1,236	1,062	1,041	1,001	1,053	1,012	905	4,369	3,971	4,166

Corporate operating expenses – adjusted	664	798	665	638	843	445	442	434	2,765	2,164	1,554
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	14	14	11	12	10	11	11	54	44	55
Stock based compensation	167	882	1,056	205	47	63	80	79	2,310	269	107
Acquisition expenses	-	-	-	16	845	-	-	-	16	845	-
Corporate expense	845	1,694	1,735	870	1,747	518	533	524	5,145	3,322	1,716

Total operating expense – adjusted	6,675	5,709	5,106	4,527	3,076	1,479	1,432	1,301	22,017	7,288	5,566
Total operating expense	9,265	9,325	7,728	6,300	4,461	1,571	1,545	1,429	32,617	9,006	5,882

Forward looking statements:

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians and other service providers to provide our services; our ability to enforce non-competition covenants of any departed physicians and other service providers; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company's management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify, evaluate and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.